March 17, 2026

Bhisham Khare
Chief Executive Officer
Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square
Singapore 409051

       Re: Aeries Technology, Inc.
           Registration Statement on Form S-3
           Filed March 12, 2026
           File No. 333-294239
Dear Bhisham Khare:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Julie Rizzo